Exhibit 99.1

TELUS International reports voting results from its first
annual general meeting

Vancouver, Canada – May 28, 2021 – TELUS International (NYSE and TSX: TIXT) (the “Company”), a digital customer experience innovator that designs, builds, and delivers next-generation solutions for global and disruptive brands, today announced the results from its first annual general meeting of shareholders (the “Meeting”) which took place on May 27, 2021. All director nominees were elected to the Board of Directors and Deloitte LLP were appointed as auditors.

The results of shareholder voting from the meeting were as follows:

1.	Election of Directors

Each of the following eight nominees was elected as a director of TELUS International. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Josh Blair (Chair)	2,160,983,628	99.63%	8,105,467	0.37%
Olin Anton	2,169,070,232	100.00%	18,863	0.00%
Kenneth Cheong	2,160,982,789	99.63%	8,106,306	0.37%
Doug French	2,160,999,384	99.63%	8,089,711	0.37%
Tony Geheran	2,151,332,437	99.18%	17,756,658	0.82%
Stephen Lewis	2,159,438,117	99.56%	9,650,978	0.44%
Sue Paish	2,169,069,672	100.00%	19,423	0.00%
Jeffrey Puritt	2,161,875,007	99.67%	7,214,088	0.33%

2.	Appointment of Auditor

Deloitte LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditors’ remuneration for the ensuing year. The votes were cast as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2,170,212,887	100.00%	26,331	0.00%

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, data annotation and intelligent automation, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.
Learn more at: telusinternational.com.

TELUS International Investor Relations

Jason Mayr

(604) 695-3455

ir@telusinternational.com

TELUS International Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusinternational.com

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